

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 31, 2009

Mr. Keith M. Wilson
Chief Financial Officer
PAETEC Holding Corp.
One PAETEC Plaza
600 Willowbrook Office Park
Fairport, NY 14450

> **RE:** **PAETEC Holding Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-52486**

Dear Mr. Wilson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director